FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     ✓  Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____ No    ✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
N/A

This Form 6-K consists of:

A press release regarding the introduction of new SECIUM high efficiency solar cells by JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on June 9, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By /s/ Peng Fang
Name: Peng Fang
Title: Chief Executive Officer

Date: June 11, 2010

Press Release

JA Solar Announces New SECIUM High Efficiency Solar Cells

18.9 Percent Conversion Efficiency Solar Cells with New Processes Introduced at Intersolar Europe

MUNICH- June 9, 2010- JA Solar Holdings Co., Ltd., (Nasdaq: JASO), a leading manufacturer of high-performance solar power products, today announced at Intersolar Europe that it is introducing a new family of high performance solar cells, dubbed “SECIUM.”

The new cost effective, high efficiency SECIUM solar cells enable substantially better spectral response at short wavelengths in comparison with standard solar cells. Additional highlights include an increased open circuit voltage, increased short circuit current and a reduction in recombination losses. The SECIUM cells also demonstrate a higher fill factor and have higher power output than those of conventional solar cells.

Pilot production of the SECIUM cells began in May with commercial volume production anticipated in the second half of 2010. The 18.9 percent conversion efficiency results have been independently certified by The Fraunhofer Institute for Solar Energy Systems (ISE) in Germany.

“The launch of our SECIUM solar cells illustrate the company’s commitment to develop cutting-edge process technology for next-generation, high efficiency solar cells,” said Dr. Peng Fang, CEO of JA Solar. “As a technology leader in the industry, we are proud to provide high quality and cost effective solar products to our customers around the globe. Through our industry-leading R&D center, we will continue to provide the latest solar technology to both existing and emerging markets,” he said.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

Contact:
Alexis Pascal
Stapleton Communications
alexis@stapleton.com
1.650.470.0200